FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For November 29, 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	Announcement regarding the Company’s approval by the Board of the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2004.

Telefónica de Argentina S.A.

Buenos Aires, November 11th, 2004

To the President of

Bolsa de Comercio de Buenos Aires

Re:     Information of Section 63 Listing Regulation.

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company’s Board in the meeting held on November 10th, 2004 approved the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2004.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss)

- Ordinary Income (Loss)	$(37)
- Extraordinary Income (Loss)	$—

2)	Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$1,746
- Integral capital stock adjustment	$2,135
- Legal Reserve	$416
- Reserve for future dividend	$1,626
- Retained Earnings	$(3,182)
- Total Shareholders’ Equity	$2,741

Telefónica de Argentina S.A.

3)	Find below the Company’s capital stock composition:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock
1,091,847,170	654,205,259	1,746,052,429
(62.5% of capital stock)	(37.5% of capital stock)

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company’s Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.	Av. Ingeniero Huergo 723, PB Capital Federal	1,091,847,170 (62.5% of capital stock)	40,200,000 (2.3% of capital stock)	1,132,047,170

TELEFÓNICA INTERNACIONAL, S.A.	Spain	—	563,159,467 (32.3% of capital stock)	563,159,467

TELEFÓNICA INTERNACIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	—	16,542,991 (0.9% of capital stock)	16,542,991

TELEFONICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.95% and 12.7% of the shares of the local companies of Telefónica Holding de Argentina and Compañía Internacional de Telecomunicaciones S.A., respectively.

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The Dutch company Telefónica Internacional Holding B.V. holds 37.3 % of the shares of Compañía Internacional de Telecomunicaciones S.A.

Finally, Telefónica de Argentina holds 99.99 % of Telinver’s shares.

Telefónica de Argentina S.A.

The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at the closing date of the period ended as of September 30th:

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	—	(1)34,300,446	34,300,446	1.96

(1)	Accounting for 5.2% of Class B Common Shares.

4)	The impact of the peso depreciation on the consolidated net monetary position in foreign currency amounted to a $51 million loss.

Best regards,

Claudia Ferreyra	Pablo Llauro
Accounting Manager	Attorney

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Pablo Llauro
Name:	Pablo Llauro
Title:	Assistant General Counsel

Date: November 29, 2004